May 17, 2011

Nuveen Investment Trust III

333 West Wacker Drive

Chicago, IL 60606

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust III
File Nos. 811-09037 and 333-65269

Dear Mr. Brown:

This letter responds to your comments given during a phone conversation with our counsel, Chapman and Cutler LLP, on April 7, 2011, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust III (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on February 16, 2011, which relates to a series of the Trust, the Nuveen Symphony Floating Rate Income Fund (the “Fund”).

The Commission has requested that we explain how fixed-rate securities that are paired with derivatives have economic characteristics similar to floating rate securities and therefore should included in the 80% test under Rule 35d-1 under the Investment Company Act of 1940, as amended.

Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the Fund has adopted a policy to invest, under normal market conditions, “at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in floating rate securities” (the “Names Rule Policy”). As disclosed in the prospectus, the Fund may use interest rate derivatives to convert fixed-rate securities to floating rate securities, and we had intended to consider such paired instruments as floating rate securities for purposes of the Fund’s Names Rule Policy Per your request, the prospectus has been revised so that such paired instruments will not be considered floating rate securities for purposes of the Fund’s Names Rule Policy. However, for the reasons set forth below, we strongly believe that the Fund should be permitted to consider such paired instruments as floating rate securities, and we respectfully request that you reconsider your position.

The Fund contemplates that it may pair a fixed-rate bond with a specific derivative that will cause the combination to behave for all economic purposes (e.g., price behavior, income and principal cash flow stream) as a floating or variable rate bond. For example, the Fund could pair a $1 million fixed-rate bond from Issuer X with a 5-year maturity and a coupon of 5% with an interest rate swap of a $1 million notional amount that would obligate the Fund to pay a 5% coupon on that notional amount for 5 years and entitle the Fund to receive a designated floating rate such as 90-day LIBOR on that notional amount for that same 5-year period.1 The net results of this marriage of the fixed-rate bond and the fixed-for-floating swap are that (A) the net income received by the Fund from the paired instruments will be tied directly to the selected floating rate (in this case, 90-day LIBOR) and (B) the price behavior of the paired instruments, taken together, will be precisely the same as a floating-rate bond issued by Issuer X that pays 90-day LIBOR.2 This combination of instruments would in fact “have economic characteristics similar to floating rate securities,” contrary to the staff’s assertion. Therefore, we had intended to consider the day-to-day value of the combination of the fixed-rate bond and the specifically associated fixed-for-floating swap, as described above, as being the value of a floating rate security for purposes of the Fund’s Names Rule Policy. To do otherwise would be to unduly focus on the form of the unpaired bond rather than on the actual substantive economic features and economic behavior of the combination of that bond and its associated swap.

We note that there are several non-Nuveen mutual funds that currently permit a non-floating rate security to be converted to “floating” by pairing that security with some form of derivative position. For example, see the funds listed below, with relevant disclosure from each fund’s currently available prospectus.

Name	Investment Strategy
Blackrock Floating Rate Income Fund

The Fund normally invests 80% of its assets in floating rate investments and investments that are the economic equivalent of floating rate investments, which effectively enables the Fund to achieve a floating rate of income. These investments may include but are not limited to, any combination of the following securities: (i) senior secured floating rate loans or debt; (ii) second lien or other subordinated or unsecured floating rate loans or debt; and (iii) fixed-rate loans or debt with respect to which the Fund has entered into derivative instruments to effectively convert the fixed-rate interest payments into floating rate interest payments. The Fund may also purchase, without limitation, participations or assignments in senior floating rate loans or second lien floating rate loans.

[1]

There are numerous other derivatives that could be paired with a fixed-rate bond to cause that bond to behave for all purposes as a floating rate bond, including, but not limited to, interest rate futures, index futures and other forms of swap contracts.

[2]

Of course, these statements assume that the counterparty on the interest rate swap remains solvent and creditworthy. The Fund will control for this counterparty risk by entering into swaps only with pre-approved counterparties that present only very remote credit risk. Even then, a default by the swap counterparty would matter only if the net payments on the fixed-for-floating swap were positive to the Fund.

Delaware Diversified Floating Rate Fund

Under normal circumstances, the Fund will invest at least 80% of its net assets in floating rate securities, including but not limited to, investment grade corporate bonds, bank loans, high yield bonds, nonagency mortgage-backed securities, asset-backed securities, securities issued or guaranteed by the U.S. government, municipal bonds, securities of foreign issuers in both developed and emerging markets, and may include derivative instruments that attempt to achieve a floating rate of income for the Fund when they are combined with a group of fixed rate securities (the 80% policy). The Manager will determine how much of the Fund’s assets to allocate among the different types of securities in which the Fund may invest based on our evaluation of economic and market conditions and our assessment of the returns and potential for appreciation that can be achieved from various sectors of the fixed income market.

The instruments listed in the preceding paragraph may be variable and floating-rate fixed income securities that generally pay interest at rates that adjust whenever a specified interest rate changes and/or reset on predetermined dates (such as the last day of a month or calendar quarter). Derivative instruments may be utilized to effectively convert the fixed rate interest payments from a group of certain Fund portfolio securities into floating rate interest payments.

PIMCO Floating Income Fund

The Fund seeks to achieve its investment objective by

investing under normal circumstances at least 80% of its

assets in a diversified portfolio of investments that

effectively enable the Fund to achieve a floating rate of

income, including, but not limited to, variable and

floating-rate Fixed Income Instruments, Fixed Income Instruments with durations of less than or equal to one year, and fixed-rate Fixed Income Instruments with respect to which the Fund has entered into derivative instruments to effectively convert the fixed-rate interest payments into floating-rate interest payments, each of which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.

We believe that the inability to consider fixed-rate securities paired with derivatives as floating rate securities for purposes of the Fund’s Names Rule Policy puts the Fund at a disadvantage relative to its competitors. We would appreciate an opportunity to discuss this matter further and our counsel, Morrison C. Warren of Chapman and Cutler LLP, will be contacting you to set up a call.

Sincerely yours,

NUVEEN INVESTMENT TRUST III

By:	/s/ Giff Zimmerman
Giff Zimmerman Chief Administrative Officer